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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

eBay Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
278642 10 3
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	278642 10 3

1	NAMES OF REPORTING PERSONS: Pierre M. Omidyar

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		190,768,408(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		190,768,408(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

190,768,408(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

14.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Does not include 185,000 shares held of record by Pamela K. Omidyar, Mr. Omidyar's spouse, as to which he has neither voting nor dispositive power.

Item 1.
(a)	Name of Issuer: eBay Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2145 Hamilton Avenue

San Jose, CA 95125
Item 2.
(a)	Name of Person Filing:

Pierre M. Omidyar

(b)	Address of Principal Business Office or, if none, Residence

2145 Hamilton Avenue

San Jose, CA 95125

(c)	Citizenship:

Pierre M. Omidyar USA

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 278642 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

	Pierre M. Omidyar	190,768,408(1)

(b)	Percent of Class:

	Pierre M. Omidyar	14.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

Pierre M. Omidyar 190,768,408(1)

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of:

Pierre M. Omidyar 190,768,408(1)

(iv)	Shared power to dispose or to direct the disposition of:

-0-

(1)	Does not include 185,000 shares held by Pamela Omidyar, Mr. Omidyar’s spouse, as to which he has neither voting nor dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
          Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not applicable.

Item 8.	Identification and Classification of Members of the Group
          Not applicable.

Item 9.	Notice of Dissolution of a Group
          Not applicable.

Item 10.	Certification
          Not applicable.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2007
Date

/s/ Michael G. Mohr, Attorney-in-Fact for Pierre M. Omidyar

Signature

Michael G. Mohr, Attorney-in-Fact for Pierre M. Omidyar
INCORPORATION OF DOCUMENT BY REFERENCE
•	Power of Attorney contained in Schedule 13G, filed on February 14, 2001.